

January 14, 2025

Waqas Nakhwa
Chief Executive Officer
Catalyst Crew Technologies Corporation
30 North Gould Street, Suite R
Sheridan, WY 82801

> **Re: Catalyst Crew Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed January 8, 2025**
> **File No. 333-284181**

Dear Waqas Nakhwa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jessica Lockett